UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HighPoint Resources Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

43114K 108

(CUSIP Number)

February 13, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 43144K 108

1	Name of Reporting Person: Fifth Creek Energy Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1% (1)
12	Type of Reporting Person OO

(1)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

1	Name of Reporting Person: NGP XI US Holdings L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1% (2)
12	Type of Reporting Person PN

(1)	As further described in Item 4, NGP XI US Holdings L.P. may be deemed to indirectly beneficially own the shares of common stock of the Issuer that are held by Fifth Creek Energy Company, LLC.
(2)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

1	Name of Reporting Person: NGP XI Holdings GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1% (2)
12	Type of Reporting Person OO

(1)

As further described in Item 4, NGP XI Holdings GP, L.L.C. (the sole general partner of NGP XI US Holdings L.P.) may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of common stock of the Issuer that are held by Fifth Creek Energy Company, LLC.

(2)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

1	Name of Reporting Person: NGP Natural Resources XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1% (2)
12	Type of Reporting Person PN

(1)

As further described in Item 4, NGP Natural Resources XI, L.P. (the sole member of NGP XI Holdings GP, L.L.C.) may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of common stock of the Issuer that are held by Fifth Creek Energy Company, LLC.

(2)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

1	Name of Reporting Person: G.F.W. Energy XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1% (2)
12	Type of Reporting Person PN

(1)

As further described in Item 4, G.F.W. Energy XI, L.P. (the sole member of NGP Natural Resources XI, L.P.) may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of common stock of the Issuer that are held by Fifth Creek Energy Company, LLC.

(2)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

1	Name of Reporting Person: GFW XI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.1% (2)
12	Type of Reporting Person OO

(1)

As further described in Item 4, G.F.W. XI, L.L.C. (the sole general partner of G.F.W. Energy XI, L.P.) may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of the Issuer’s shares that are held by Fifth Creek Energy Company, LLC.

(2)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

1	Name of Reporting Person: NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 47.2% (2)
12	Type of Reporting Person OO

(1)

As further described in Item 4, GFW XI, L.L.C. has delegated full power and authority to manage NGP XI US Holdings L.P. to NGP Energy Capital Management, L.L.C., and accordingly, NGP Energy Capital Management, L.L.C. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of common stock of the Issuer that are held by Fifth Creek Energy Company, LLC.

(2)	Based on 212,444,845 shares of common stock issued and outstanding as of October 17, 2018.

CUSIP NO. 43144K 108

Item 1(a).	Name of issuer:

HighPoint Resources Corporation (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

1099 18th Street, Suite 2300

Denver, Colorado 80202

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Fifth Creek Energy Company, LLC

(ii)	NGP XI US Holdings L.P.

(iii)	NGP XI Holdings GP, L.L.C.

(iv)	NGP Natural Resources XI, L.P.

(v)	G.F.W. Energy XI, L.P.

(vi)	GFW XI, L.L.C.

(vii)	NGP Energy Capital Management, L.L.C.

Item 2(b).	Address or principal business office or, if none, residence:

(i)	Fifth Creek Energy Company, LLC

5753 S. Prince St.

Littleton, CO 80120

(ii)	NGP XI US Holdings L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(iii)	NGP XI Holdings GP, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(iv)	NGP Natural Resources XI, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(v)	G.F.W. Energy XI, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(vi)	GFW XI, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(vii)	NGP Energy Capital Management, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

Item 2(c).	Citizenship:

(i)	Fifth Creek Energy Company, LLC	- Delaware

(ii)	NGP XI US Holdings L.P.	- Delaware

(iii)	NGP XI Holdings GP, L.L.C.	- Delaware

(iv)	NGP Natural Resources XI, L.P.	- Delaware

(v)	G.F.W. Energy XI, L.P.	- Delaware

(vi)	GFW XI, L.L.C.	- Delaware

(vii)	NGP Energy Capital Management, L.L.C.	- Texas

Item 2(d).	Title of class of securities:

Common stock, par value $0.001 per share

Item 2(e).	CUSIP number:

43144K 108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The reported securities are owned directly by Fifth Creek Energy Company, LLC (“FCEC”) and indirectly by NGP XI US Holdings L.P. (“NGP XI US Holdings”), which owns a majority of the capital interests in FCEC. As a result, NGP XI US Holdings may be deemed to indirectly beneficially own the shares held by FCEC. NGP XI Holdings GP, L.L.C. (“NGP XI Holdings GP”) (the sole general partner of NGP XI US Holdings), NGP Natural Resources XI, L.P. (“NGP Natural Resources XI”) (the sole member of NGP XI Holdings GP), G.F.W. Energy XI, L.P. (“GFW Energy XI”) (the sole general partner of NGP Natural Resources XI) and GFW XI, L.L.C. (“GFW XI”) (the sole general partner of GFW Energy XI) may each also be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW XI has delegated full power and authority to manage NGP XI US Holdings to NGP Energy Capital Management, L.L.C. (“NGP ECM”) and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Each of FCEC, NGP XI Holdings GP, NGP Natural Resources XI, GFW Energy XI, GFW XI and NGP ECM disclaims beneficial ownership of the reported securities in excess of its pecuniary interest therein.

1.	Fifth Creek Energy Company, LLC

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

2.	NGP XI US Holdings L.P.

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

3.	NGP XI Holdings GP, L.L.C.

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

4.	NGP Natural Resources XI, L.P.

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

5.	G.F.W. Energy XI, L.P.

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

6.	GFW XI, L.L.C.

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

7.	NGP Energy Capital Management, L.L.C.

a.	Amount beneficially owned: 100,000,000

b.	Percent of class: 47.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100,000,000

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

FIFTH CREEK ENERGY COMPANY, LLC

By:	/s/ Mike Starzer
Name:	Mike Starzer
Title:	Authorized Person

NGP XI US HOLDINGS L.P.

By:	NGP XI Holdings GP, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP XI HOLDINGS GP, L.L.C.

By:	NGP Natural Resources XI, L.P, its sole member

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP NATURAL RESOURCES XI, L.P.

By:	G.F.W. Energy XI, L.P., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

G.F.W. ENERGY XI, L.P.

By:	GFW XI, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

GFW XI, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

Signature Page to Schedule 13G

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

Signature Page to Schedule 13G